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                            November 25, 2020

       Robert J. Gibson
       Principal Financial Officer
       Scopus BioPharma Inc.
       420 Lexington Avenue
       Suite 300
       New York, New York 10170

                                                        Re: Scopus BioPharma
Inc.
                                                            Post-Effective
Amendment to Form 1-A
                                                            Filed November 17,
2020
                                                            File No. 024-11228

       Dear Mr. Gibson:

             We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Effective Amendment to Form 1-A filed November 17, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019, page 44

   1. We note your disclosure that the increase in general and administrative expenses for the six months ended June
30, 2020 as compared to the same period in the prior year consists of increased amounts
payable under your management services agreements and in
                                                        compensation and
benefits, among other items. Please revise your disclosure to provide more detail regarding
the increased payments made under the MSAs and in compensation and benefits.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Robert J. Gibson
Scopus BioPharma Inc.
November 25, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Crotty at 202-551-7614 or Celeste Murphy at 202-551-3257 with any questions.



                                                          Sincerely,
FirstName LastNameRobert J. Gibson
                                                          Division of
Corporation Finance
Comapany NameScopus BioPharma Inc.
                                                          Office of Life
Sciences
November 25, 2020 Page 2
cc:       Mark J. Wishner
FirstName LastName